Exhibit 4.17
Summary of BCE Plans

As at February 28, 2025, nine BCE share warrant plans were outstanding: BCE 2016-1, BCE 2017-1, BCE 2017-2, BCE 2017-4, BCE 2017-5, BCE 2018-1, BCE 2018-3, BCE 2018-4 and BCE 2018-5.

Founder’s share warrants (bons de souscription de parts de créateur d’entreprise), or BCEs, entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Founder’s share warrants may only be issued by growth companies meeting certain criteria. Since our initial public offering in France, our eligibility to issue founder’s share warrants is subject to certain conditions, including that our market capitalization does not exceed €150M. Therefore, we are no longer eligible to issue founder’s share warrants.

Administration. Pursuant to delegations granted at our annual meeting of shareholders, our board of directors determines the recipients, dates of grant and exercise price of founder’s share warrants, the number of founder’s share warrants to be granted and the terms and conditions of the founder’s share warrants, including the period of their exercisability and their vesting schedule.

Underlying shares. The securities to which the BCE 2016-1 issued on November 7, 2016, BCE 2017-1 issued on January 23, 2017, BCE 2017-2 issued on November 20, 2017, BCE 2017-4 issued on 20 November 2017, BCE 2017-5 issued on November 20, 2017, BCE 2018-1 issued on March 15, 2018, BCE 2018-3 issued on May 14, 2018, BCE 2018-4 issued on May 14, 2018, and BCE 2018-5 issued on May 14, 2018 (together, the “BCE”) give rights are ordinary shares. Each BCE gives the holder the right to purchase one (1) ordinary share.

Allocation. Our founder’s share warrants are generally granted to executive officers, directors or employees of our company and its subsidiaries. Founder’s share warrants may not be transferred other than by inheritance.

Standard terms. The vested BCE may be exercised in all or in part at the election of each holder as follows :

a)The BCEs 2016-1, 2018-1 and BCEs 2018-5 will be exercisable pro rata to the number of months elapsed from their allocation over a total period of 48 months, it being specified that the beneficiary may only exercise the BCEs at the end of a period of one year from their allocation. In any event, except in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs must be exercised by the beneficiary within ninety (90) days of ceasing to be an employee. If they are not exercised within this period or in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs will become null and void.
b)A portion of the BCEs 2017-1 and of the BCEs 2017-2 will be exercisable pro rata to the number of months elapsed from their allocation over a total period of 48 months, it being specified that the beneficiary may only exercise the BCEs at the end of a period of one year from their allocation, while the rest of the BCEs will be exercisable only if qualitative and/or quantitative objective(s) set by the Board are met. In any event, except in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs must be exercised by the beneficiary within ninety (90) days of ceasing to be an employee. If they are not exercised within this period or in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs will become null and void.
c)A portion of the BCEs 2017-4, BCEs 2017-5, BCEs 2018-3 and BCEs 2018-4 became exercisable as from a specific date specified in their terms and conditions, another portion will be exercisable pro rata to the number of months elapsed from their allocation over a total period of 24 months, it being specified that the beneficiary may only exercise the BCEs at the end of a period of one year from their allocation, while the rest of the BCEs will be exercisable only if qualitative and/or quantitative objectives set by the Board are met. In any event, except in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs must be exercised by the beneficiary within ninety (90) days of ceasing to be an employee. If they are not exercised within this period or in the event of dismissal for serious misconduct or gross negligence, the exercisable BCEs will become null and void.

In addition, each beneficiary will be able to subscribe for and exercise all of such BCEs even if the above-mentioned conditions have not been met, in the event of a Change of Control of the Company, defined as the execution of an agreement under which an industrial company or a member of an industrial group, acting alone or in concert industrial group, within the meaning of Article L. 233-10 of the French Commercial Code, comes to hold, directly or indirectly, more than 50% of the Company's capital or voting rights.

Validity period. All BCEs have a maximum validity period of 10 years as from their issuance.